Filed by Voya Investors Trust (SEC File Nos.: 33-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 1, 2015

Voya Investment Management

Client Talking Points

VY® Franklin Templeton Founding Strategy Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 14, 2015	VY® Franklin Templeton Founding Strategy Portfolio	Voya Solution Moderately Aggressive Portfolio

The Board of Trustees (the “Board”) of VY® Franklin Templeton Founding Strategy Portfolio (the “Founding Strategy Portfolio”) and Voya Solution Moderately Aggressive Portfolio (“Moderately Aggressive Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Franklin Templeton Founding Strategy Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 12, 2015, each Portfolio’s Board approved a proposal to merge VY® Franklin Templeton Founding Strategy Portfolio into Voya Solution Moderately Aggressive Portfolio.
o	Shareholders of Founding Strategy Portfolio were sent a combined proxy statement and prospectus on or about June 19, 2015.
o	A shareholder meeting will be held on or about July 28, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 14, 2015.
o	The Adviser, Directed Services, LLC (“DSL”), has not appointed, and does not intend to appoint, a sub-adviser for Founding Strategy Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Moderately Aggressive Portfolio. If the Merger is approved, shareholders in the Founding Strategy Portfolio will become shareholders in Moderately Aggressive Portfolio as of the close of business on or about August 14, 2015.
o	A prospectus supplement was filed on or about March 27, 2015 to notify shareholders of the changes.

July 1, 2015

Client Talking Points

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in August and September 2014, the Board directed DSL to explore options regarding the future of an Underlying Fund, VY® Franklin Mutual Shares Portfolio (“Mutual Shares Portfolio”), in which Founding Strategy Portfolio invests. At the March Board meeting the Board approved the reorganization of that Mutual Shares Portfolio into another portfolio in the Voya family of funds (the “Mutual Shares Portfolio Reorganization”). If shareholders of Mutual Shares Portfolio approve the Mutual Shares Portfolio Reorganization, Founding Strategy Portfolio will no longer be able to invest pursuant to its investment strategy, by investing in all of its Underlying Funds on a fixed-percentage basis.
o	Similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	Founding Strategy Portfolio	Moderately Aggressive Portfolio
Investment Objective	The Portfolio seeks capital appreciation. Income is a secondary consideration.	The Portfolio seeks to provide capital growth through a diversified asset allocation strategy.

▪	What is the experience of the Voya Investment Management Team?

Solution Moderately Aggressive Portfolio is managed by the Voya IM team of Halvard Kvaale, Frank van Etten, and Paul Zemsky.

Halvard Kvaale, CIMA

Portfolio Manager

Halvard Kvaale, CIMA, Portfolio Manager, as well as Head of Voya IM's Manager Research and Selection within the Multi-Asset Strategies and Solutions Group, has been with Voya Investments since August 2012. Prior to joining Voya Investments, Mr. Kvaale was with Morgan Stanley Smith Barney Consulting Group from 2006 to 2012, most recently as managing director and head of their portfolio advisory services group. Prior to that, he served as the head of global manager research and fee-based advisory solutions at Deutsche Bank, and at Prudential Investments he managed the third party Consulting Programs as well as running the Investment Management Analysis Unit and the Senior Consulting Group.

Frank van Etten

Portfolio Manager

Frank van Etten, Portfolio Manager, is Deputy Head of the Multi-Asset Strategies and Solutions group and manages the research and investment teams that design and implement investment products and solutions with asset allocation, manager selection and/or structured investment components. He joined Voya IM in 2002 as an investment manager of structured products.

July 1, 2015

Client Talking Points

Paul Zemsky, CFA

Portfolio Manager

Paul Zemsky, CFA, Portfolio Manager, and Chief Investment Officer of Voya IM's Multi-Asset Strategies. He joined Voya IM in 2005 as head of derivative strategies.

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Moderately Aggressive Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2014. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Founding Strategy Portfolio	Moderately Aggressive Portfolio	Moderately Aggressive Portfolio Pro Forma
Class ADV
Management Fees	%	0.10[3]	0.21[5,6]	0.21[5,6]
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75	0.50	0.50
Other Expenses	%	0.03	0.07	0.03
Acquired Fund Fees and Expenses	%	0.81	0.71	0.71
Total Annual Portfolio Operating Expenses[2]	%	1.69	1.49	1.45
Waivers and Reimbursements	%	-0.20[4]	-0.11[7]	-0.07[7]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.49	1.38	1.38

Class I
Management Fees	%	0.10[3]	0.21[5,6]	0.21[5,6]
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.03	0.07	0.03
Acquired Fund Fees and Expenses	%	0.81	0.71	0.71
Total Annual Portfolio Operating Expenses[2]	%	0.94	0.99	0.95
Waivers and Reimbursements	%	-0.05[4]	-0.11[7]	-0.07[7]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.89	0.88	0.88

Class S
Management Fees	%	0.10[3]	0.21[5,6]	0.21[5,6]
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.03	0.07	0.03
Acquired Fund Fees and Expenses	%	0.81	0.71	0.71
Total Annual Portfolio Operating Expenses[2]	%	1.19	1.24	1.20
Waivers and Reimbursements	%	-0.05[4]	-0.11[7]	-0.07[7]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.14	1.13	1.13

1.	Expense ratios have been adjusted to reflect current contractual rates.

July 1, 2015

Client Talking Points

2.	Total Annual Portfolio Operating Expenses shown may be higher than the Portfolios’ ratio of expenses to average net assets shown in the Portfolios’ Financial Highlights, which reflects the operating expenses of the Portfolios and does not include Acquired Fund Fees and Expenses.

3.	The portion of the Management Fee attributable to the advisory services is 0.00% and the portion of the Management Fee attributable to the adminstrative services is 0.10%.

4.	The Adviser is contractually obligated to limit expenses to 1.50%, 0.90%, and 1.15% for Class ADV, Class I, and Class S shares, respectively, through May 1, 2017. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. The Adviser is contractually obligated to waive 0.05% of the management fee through January 1, 2017. The Distributor is contractually obligated to waive 0.15% of the distribution fee for Class ADV shares through May 1, 2017. Termination or modifiction of these obligations requires approval by the Board.

5.	The Portfolio's Management Fee structure is a “bifurcated fee” structure as follows: an annual rate of 0.20% of the Portfolio's average daily net assets invested in Underlying Funds within the Voya family of funds, and 0.40% of the Portfolio's average daily net assets invested in direct investments, which include, but are not limited to, exchange-traded funds, securities issued by non-investment company issuers, such as operating companies, and derivative instruments.

6.	The portion of the Management Fee attributable to the advisory services is 0.11% and the portion of the Management Fee attributable to the administrative services is 0.10%.

7.	The Adviser is contractually obligated to limit expenses to 1.38%, 0.88% and 1.13% for Class ADV, Class I and Class S shares, respectively, through at least May 1, 2018. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses. The limitation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. Termination or modification of this obligation requires approval by the Board.

▪	How does Founding Strategy Portfolio’s performance compare to Moderately Aggressive Portfolio?

The following information is intended to help you understand the risk of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the table compares the Portfolios’ performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waiver/expense limitations, if any, performance would have been lower. The bar chart shows the performance of the Portfolios’ Class ADV shares. Other class shares’ performance would be higher than Class ADV shares’ performance because of the higher expenses paid by Class ADV shares. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would have been lower. Thus you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under you Variable Contract or Qualified Plan. The Portfolios’ past performance is no guarantee of future results.

VY® Franklin Templeton Founding Strategy Portfolio - Calendar Year Total Returns
(as of December 31 of each year)

July 1, 2015

Client Talking Points

Best quarter: 2nd, 2009, 17.46% and Worst quarter: 4th, 2008, -18.66%

The Fund’s Class ADV shares’ year-to-date total return as of March 31, 2015: 1.30%.

Voya Solution Moderately Aggressive Portfolio - Calendar Year Total Returns
(as of December 31 of each year)

Best quarter: 1st, 2012, 12.00% and Worst quarter: 3rd, 2011, -16.45%

The Fund’s Class ADV shares’ year-to-date total return as of March 31, 2015: 2.99%.

Average Annual Total Returns % (for the periods ended December 31, 2014)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Founding Strategy Portfolio
Class ADV	%	2.72	9.77	N/A	3.28	04/30/2007
S&P 500® Index[1]	%	13.69	15.45	N/A	6.67
MSCI World IndexSM, 2%		4.94	10.20	N/A	3.23
Class I	%	3.37	10.41	N/A	3.93	04/30/2007
S&P 500® Index[1]	%	13.69	15.45	N/A	6.67
MSCI World IndexSM, 2%		4.94	10.20	N/A	3.23
Class S	%	3.16	10.15	N/A	3.67	04/30/2007
S&P 500® Index[1]	%	13.69	15.45	N/A	6.67
MSCI World IndexSM, 2%		4.94	10.20	N/A	3.23

Moderately Aggressive Portfolio
Class ADV	%	6.09	N/A	N/A	9.33	04/30/2010
S&P Target Risk Aggressive Index[1]	%	6.38	N/A	N/A	11.09
Class I	%	6.60	N/A	N/A	9.91	04/30/2010
S&P Target Risk Aggressive Index[1]	%	6.38	N/A	N/A	11.09
Class S	%	6.33	N/A	N/A	9.63	04/30/2010
S&P Target Risk Aggressive Index[1]	%	6.38	N/A	N/A	11.09

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

2.	The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

July 1, 2015

Client Talking Points

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The S&P 500® Index measures the performance of the large-cap segment of the U.S. equity universe. It includes 500 leading companies and captures approximately 80% coverage of available market capitalization.

The MSCI World IndexSM is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance.

The S&P Target Risk Aggressive Index seeks to emphasize exposure to equity securities, maximizing opportunities for long-term capital accumulation. It may include small allocations to fixed-income securities to enhance portfolio efficiency.

▪	How do certain characteristics of the Portfolios compare?

The following table compares certain characteristics of the Portfolios as of December 31, 2014

	Founding Strategy Portfolio	Moderately Aggressive Portfolio
Net Assets	$895.2 million	$32.1 million
Portfolio Turnover Rate	10	71

.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Franklin Templeton Founding Strategy Portfolio with and into Voya Solution Moderately Aggressive Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

July 1, 2015

Client Talking Points

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Portfolio carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – IM-0715-15230-0716